CAMPBELL ALTERNATIVE ASSET TRUST
                          MONTHLY REPORT - OCTOBER 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (17,379.085 units) at September 30, 2010      $       28,198,814
Additions of 134.227 units on October 31, 2010                           227,266
Redemptions of (42.568) units on October 31, 2010                       (72,074)
Offering Costs                                                                 0
Net Income - October 2010                                              1,226,642
                                                              ------------------
Net Asset Value (17,470.744 units) at October 31, 2010        $       29,580,648
                                                              ==================
Net Asset Value per Unit at October 31, 2010                  $         1,693.15
                                                              ==================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                  $        1,242,352
    Change in unrealized                                               (193,219)
Gains (losses) on forward and options on forward contracts:
    Realized                                                              15,498
    Change in unrealized                                                 235,651
  Net Investment Income (Loss)                                             4,878
                                                              ------------------
                                                                       1,305,160
                                                              ------------------
Expenses:
  Brokerage fee                                                           74,639
  Performance fee                                                              0
  Operating expenses                                                       3,879
                                                              ------------------
                                                                          78,518
                                                              ------------------
Net Income (Loss) - October 2010                              $        1,226,642
                                                              ==================

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on October 31, 2010                  $        1,693.15

Net Asset Value per Unit on September 30, 2010                $         1,622.57

Unit Value Monthly Gain (Loss) %                                           4.35%

Fund 2010 calendar YTD Gain (Loss) %                                      10.12%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

October Performance Rides on Hints of Quantitative Easing and Commodity
Demand...

Financial markets in October were fixated on the U.S. Federal Reserve's intentions to engage in a second round of Quantitative Easing ("QE2"). In September, markets began pricing in the anticipated QE2 stimulus, which clearly continued into October. Over the course of the month the U.S. Treasury markets shifted from speculating on a future deflationary environment to pricing in future inflation in the TIPS market. Perhaps the markets were reacting to Chairman Bernanke's comments that inflation is too low and unemployment is too high.

Commodity trading was a primary driver of gains for the Trust as silver and gold reached new highs mid-month, and zinc and copper surged higher in the base metal category. Sugar and cotton both rose over 22% on supply/demand imbalances, while grains continued their upward trend with corn leading the way in performance for the sector.

The growing expectations of QE2 in the U.S., third quarter earnings that largely beat analyst estimates and market expectations for a congressional change of power at the mid-term elections, propelled the global equity markets higher. The Trust recorded strong gains in stock index trading, particularly in the U.S. and Europe.

QE2 also took center stage in currency trading, allowing the Trust to benefit from a weaker U.S. Dollar against most major currencies. Asian-based currencies and commodity-linked currencies were, in particular, profitable.

Minimal losses were recorded in the fixed income markets as positive intra-month economic data caused market participants to question if additional QE on a global level was warranted on such a massive scale.

In all of this market frenzy, we continue to maintain diversification while systematically taking measured risk on opportunities as they unfold. Please don't hesitate to reach out with any questions or concerns.


Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust